January 19, 2021


Curtis Tate, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099

          Re: BlackRock Innovation and Growth Trust, File Nos. 333-251526; 811-23625

Dear Mr. Tate:

         We have reviewed the registration statement for BlackRock Innovation and Growth Trust (the
  Trust ), filed on Form N-2 with the Securities and Exchange Commission on December 21, 2020, and have the comments below. Comments given in one section apply to other sections in the filing that contain the same or similar disclosure. The captions used below correspond to the captions the Trust uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

    1. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the
       Trust, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

    2. Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials. (See, Rule 163B under the
       Securities Act of 1933 (  Securities Act  )).

                                              COVER PAGE
Investment Strategy

    3.      In regard to the Trust  s   writing (selling) call and put options
on indices of securities and
            sectors of securities,   please add disclosure regarding whether
these options will be covered or
            uncovered.

    4.      The penultimate paragraph in this subsection states,   The Trust
may also invest, without limit,
            in privately placed or restricted securities (including in Rule 144A securities, which are privately placed securities purchased by qualified institutional buyers), illiquid securities and securities in which no secondary market is readily available, including those of private companies. . . . Under normal market conditions, the Trust currently intends to invest up to

            Curtis Tate, Esq.

           January 19, 2021

           25% (emphasis added) of its total assets, measured at the time of investment, in such
           securities.    Please supplement this disclosure based on the
sentence on page 17 below, which
           states: "The Trust may invest without limitation in illiquid or less liquid investments or investments in which no secondary market is readily available or which are otherwise illiquid, including private placement securities."

Leverage

   5.      We note that the Trust    currently does not intend to borrow money
or issue debt securities or
           preferred shares.    Please confirm that the Trust does not intend
to issue debt securities or
           preferred stock within one year of the effective date of the registration statement, or add appropriate disclosure.

Limited Term and Eligible Tender Offer

   6.      The disclosure states that    The Board may, by a Board Action Vote,
cause the Trust to conduct
           a tender offer, as of a date within twelve months preceding the Dissolution Date (as may be extended as described above), to all common shareholders to purchase 100% of the then outstanding common shares (emphasis added) of the Trust at a price equal to the NAV per common share on the expiration date of the tender offer (an
Eligible Tender Offer   ).
           However, it further states,    In an Eligible Tender Offer, the
Trust will offer to purchase all
           common shares held by each common shareholder; provided that if the payment for properly tendered common shares would result in the Trust having aggregate net assets below the
           Dissolution Threshold, the Eligible Tender Offer will be canceled (emphasis added), no common shares will be repurchased and the Trust will dissolve as scheduled. In other words, the disclosure indicates that the tender offer will be expressly structured so that the Trust will
           specifically never    purchase 100% of the then outstanding common
shares.    Accordingly,
           please revise this cover page disclosure to eliminate this untrue statement. See, Section 14(e)
           of the Securities Exchange Act of 1934.

   7. If the Eligible Tender Offer could have a reasonable likelihood of causing the effects described in paragraph (a)(3)(ii) of Rule 13e-3 of the Securities Exchange Act of 1934 as to the Trust,
           this would appear to invoke the disclosure requirements of Rule 13e-3. Please include a contrary analysis with your response, or if you conclude that the rule could apply, please modify your disclosure to inform investors the circumstances under which the rule would apply and what that would entail.

                                     PROSPECTUS SUMMARY
Investment Strategy

   8.      The second paragraph states,    In evaluating innovative companies,
the Advisor seeks to
           identify, using its own internal research and analysis, companies capitalizing on innovation or that are enabling the further development of the theme of innovation in the markets in which
           they operate.    This language appears to cast a wide net of
companies that could qualify as
           "innovative." Please disclose any objective and measurable criteria that will be used to identify
           "innovative" companies.

   9.      The disclosure in this sub-section states,    The Advisor   s
outlook for a company based upon
           these and other factors is then compared to the outlook of the company implied in the current

             Curtis Tate, Esq.

            January 19, 2021
           share price of the company. The Advisor looks to invest in companies where its view of future cash flows is more favorable than that which it believes is implied (emphasis added) by the
           current price.   Clarify the disclosure by explaining how the
portfolio company's free cash flow
           is "implied" by its current share price.

Special Risk Considerations

   10.     Please move the sub-section on page 14 entitled   Risks Associated
with the Trust  s Options
           Strategy   to the beginning of this section.

   11.     In the discussion regarding   Restricted and Illiquid Investments
Risk,   add the parenthetical
             junk bonds   after the words   below investment grade quality   on
page 18.

CERTAIN PROVISIONS IN THE AGREEMENT AND DECLARATION OF TRUST AND BYLAWS

   12.     The disclosure on page 83 states,   The Agreement and Declaration of
Trust states that the Trust
           is subject to the Maryland Control Share Acquisition Act (the
MCSAA  ) to the same extent
           as if the Trust were a Maryland corporation registered under the Investment Company Act as
           a closed-end investment company.   If true, please affirmatively
state that the Trust has   opted
           into   the MCSAA instead of   is subject to   the MCSAA.

   13.     The MCSAA provides that the subtitle does not apply to   (4) A
corporation registered under
           the Investment Company Act of 1940 as a closed end investment company unless its board of directors adopts a resolution to be subject to this subtitle on or after June 1, 2000, provided that the resolution shall not be effective with respect to any person who has become a holder of control shares before the time that the resolution is adopted. Please clarify whether the board had adopted the resolution opting into the MCSAA or not.

   14. Please clarify the meaning and implications of the disclosures and how they will be used in a defensive context. For example, if it is the Trust s intention, clarify that it is reserving discretion to allow friendly control shareholders to vote, but not unfriendly ones.

                                       GENERAL COMMENTS

   15. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

   16. Responses to this letter should be made in a letter filed on Edgar and in the form of a pre-
           effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

             Curtis Tate, Esq.

            January 19, 2021

      17. We remind you that the Trust and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6769.


Sincerely,


/s/ Deborah L. O   Neal


Deborah L. O   Neal

Senior Counsel
cc:         Keith A. OConnell, Branch Chief
            Michael J. Spratt, Assistant Director